October 8, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Via EDGAR

Re:	Reliance Global Group, Inc.
Form 10-12G
Filed June 22, 2020
File No. 000-56178

Gentlepersons:

Reliance Global Group, Inc. (“Reliance” or the “Company”) has received your letter dated July 16, 2020 with respect to review by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Form 10 file on June 22, 2010. While we have withdrawn the Form 10 and replaced it with a Registration Statement on Form S-1 filed on October 8, 2020, by concurrence of our counsel and the Staff, we are responding to your comments and referencing where the responsive disclosure appears in the Form S-1. For your convenience, the Comments from your letter dated July 16, 2020 are repeated herein in bold, and the Company’s responses are set forth immediately below in unbolded text.

Form 10, Filed June 22, 2020

General

1.	Please note that the registration statement becomes effective automatically 60 days after its initial filing. Following effectiveness, you will then be subject to the reporting requirements of the Exchange Act of 1934.

As referenced, the Form 10 was withdrawn on August 20, 2020 and has been replaced with the Form S-1. We are aware of filing requirements required after effectiveness of our Form S-1.

U.S. Securities and Exchange Commission

October 8, 2020

Item 1. Description of Business

Overview, page 4

2.	We note your intent to grow your Company by pursuing an aggressive acquisition strategy. Please expand your disclosure to discuss how you intend to finance your acquisition strategy. In this regard we note your disclosure on page 29 that as of December 31, 2019, the Company had a cash balance of $6,703 and working capital deficit of $4,020.

As set forth in the Form S-1 Overview page 26 “The Company intends to raise approximately $50,000,000 over the course of an initial and follow up raise which will not only enable it to meet Nasdaq shareholder equity requirements but will provide working capital for at least six (6) months thereafter. Furthermore, the Company intends to finance further acquisitions through a combination of working capital raised in this offering, continued acquisition debt from Oak Street Funding, LLC, its principal acquisition lender to date, issuance of stock and also future financings. As there is no assurance that any one or more sources will continue to support the Company’s acquisitions, the Company intends to pursue all four avenues.”

Insurance Operations

Insurance Acquisitions and Strategic Activities, page 5

3.	For each of your insurance brokerages, please disclose, as applicable, the number of agents employed, the number of policies issued and the aggregate amount of premiums written.

We have added the following on p. 27 of our Form S-1. As most of our business is related to health insurance policies we included the revenue amount and not premium.

Agency Name	Number of Agents	Number of Policies issued	Aggregate Revenue Recognized (12/31/19)
USBA and EBS	15	9,767	$1,161,036
Commercial Solutions	2	322	$378,956
Southwestern Montana	13	370	$1,106,432
Fortman Insurance	14	7,826	$1,186,951
Altruis	16	8,500	$617,409

U.S. Securities and Exchange Commission

October 8, 2020

4.	On page F-44, you disclose that “During September 2019, Reliance Holdings transferred all of the outstanding membership interest in SWMT and FIS to the Company.” Therefore, it appears that Reliance Holdings initially acquired certain entities and subsequently transferred them to you. Please revise your discussion here and in your notes to the financial statements for each transaction to more clearly describe the structure of each transaction including the date of initial acquisition, the acquiring entity, the date the entity was transferred to Reliance Global Group, Inc., and how the transfer was structured (type and amount of shares transferred, notes issued, cash paid, etc.). Your disclosure should clearly describe how the transactions impacted the financial statements of Reliance Global Group, Inc. Specifically, clarify if this structure was also used for the CCS acquisition. Please ensure your disclosure related to these transactions is consistent throughout your filing.

The following has been added to the Insurance Acquisition section of the Form S-1 starting on page 27 and in Note 3 – Strategic Investments and Business Combination beginning on page F-19:

EBS/USBA:

On August 1, 2018, a related party to Reliance Holdings, US Benefits Alliance, LLC (“USBA”) acquired certain properties and assets of the insurance businesses of Family Health Advisors, Inc. and Tri Star Benefits, LLC (the “USBA Acquisition”). Also, on August 1, 2018, Employee Benefits, Solutions, LLC, (“EBS”), related party, acquired certain properties and assets of the insurance business of Employee Benefit Solutions, Inc. (the “EBS Transaction”, and, together with USBA Transaction, the “Common Control Transactions”).

On October 24, 2018, Reliance Holdings and the Company entered into a Bill of Sale agreement to transfer all of the outstanding membership interest in EBS LLC and USBA LLC. In exchange for the membership interest, the Board of Directors of the Company authorized and issued 16,400,000 shares of restricted common stock of the Company for all the membership interest of USBA LLC and EBS LLC.

The USBA Acquisition is being accounted for as a business combination in accordance with the acquisition method whereby the total purchase consideration was allocated to intangible assets acquired based on their respective estimated fair values. The acquisition method of accounting uses the fair value concept defined in ASC 820. ASC 805 requires, among other things, that assets acquired, and liabilities assumed, if any, in a business purchase combination be recognized at their fair values as of the acquisition date. The process for estimating the fair values of identifiable intangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, and timing. The allocation of the purchase price in connection with the USBA Acquisition was calculated as follows:

Description	Fair Value	Weighted Average Useful Life (Years)
Trade name and trademarks	$6,520	3
Customer relationships	116,100	9
Non-competition agreements	48,540	5
Goodwill	578,840	Indefinite
	$750,000

Goodwill of $578,840 arising from the USBA Acquisition consisted of the value of the employee workforce and the residual value after all identifiable intangible assets were valued. Goodwill recognized pursuant to the FHA/TSB Acquisition is currently expected to be deductible for income tax purposes. Total acquisition costs for the FHA/TSB Acquisition incurred were $83,162 recorded as a component of General and administrative on the accompanying Consolidated Statement of Operations for the period from August 1, 2018 to December 31, 2018.

The operating results of the acquired business has been included in the Company’s Consolidated Statement of Operations for the period from August 1, 2018 to December 31, 2018 since the USBA common control date of October 24, 2018. The revenues of the acquired business for the period from August 1, 2018 through December 31, 2018 from the FHA/TSB common control date was $135,425 and the net loss was $12,145.

The EBS Acquisition is being accounted for as a business combination in accordance using the acquisition method whereby the total purchase consideration was allocated to intangible assets acquired based on their respective estimated fair values. The acquisition method of accounting requires, among other things, that assets acquired, and liabilities assumed, if any, in a business purchase combination be recognized at their fair values as of the acquisition date. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, and timing.

U.S. Securities and Exchange Commission

October 8, 2020

The allocation of the purchase price in connection with the EBS Acquisition was calculated as follows:

Description	Fair Value	Weighted Average Useful Life (Years)
Trade name and trademarks	$33,140	20
Customer relationships	47,630	9
Non-competition agreements	42,320	5
Goodwill	274,956	Indefinite
Fixed assets	1,954	5-7
	$400,000

Goodwill of $274,956 arising from the EBS Acquisition consisted of the value of the employee workforce and the residual value after all identifiable intangible assets were valued. Goodwill recognized pursuant to the EBS Acquisition is currently expected to be deductible for income tax purposes. Total acquisition costs for the EBS Acquisition incurred were $44,353 recorded as a component of General and administrative expenses on the accompanying Consolidated Statement of Operations for the period from August 1, 2018 to December 31, 2018.

The operating results of the acquired business has been included in the Company’s Consolidated Statement of Operations for the period from August 1, 2018 to December 31, 2018 since the EBS common control date. The revenues of the acquired business for the period from August 1, 2018 through December 31, 2018 from the EBS common control date was $246,965 and the net loss was $143,450.

CCS:

On December 1, 2018, Commercial Coverage Solutions LLC, a wholly-owned subsidiary of the Company (“CCS”) entered into a Purchase Agreement with Commercial Solutions of Insurance Agency, LLC (“CSIA”) whereby CCS shall purchase the business and certain assets of CSIA noted within the Purchase Agreement (the “CSIA Acquisition”) for a total purchase price of $1,200,000. The total purchase price is made up of (1) a cash payment of $1,080,000 (the “Cash Payment”) on the “Closing Date” or the first bank business day thereafter (i.e. December 1, 2018); (2) the balance of the purchase price, having a value of $120,000, shall be paid in the form of 761,905 shares of common stock in the Company, issued at a per-share price equal to Fifteen and 75/100 Cents ($0.1575) (the “Closing Shares”); and (3) the amount of any cash necessary to satisfy the required closing date working capital shall be set off against the Cash Payment by CCS. “Required closing date working capital” shall consist only of cash and pre-paid rent and/or security deposits or pre-payments or deposits for any assumed liabilities. The Closing Shares are to be transferred from the shares owned by Reliance Holdings and were transferred subsequent to December 31, 2019; and as a result, is a component of Loans payables, related parties on the accompanying Consolidated Balance Sheets.

The CSIA Acquisition is being accounted for as a business combination under the acquisition method whereby the total purchase consideration was allocated to tangible and intangible assets acquired based on their respective estimated fair values. The acquisition method requires, among other things, that assets acquired, and liabilities assumed in a business purchase combination be recognized at their fair values as of the acquisition. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, and timing.

The allocation of the purchase price in connection with the CSIA Acquisition was calculated as follows:

Description	Fair Value	Weighted Average Useful Life (Years)
Cash	$13,500	N/A
Fixed Assets	1,638	5-7
Customer relationships	284,560	11
Non-competition agreements	40,050	5
Trade name and trademarks	8,500	2
Goodwill	851,752	Indefinite
	$1,200,000

U.S. Securities and Exchange Commission

October 8, 2020

Goodwill of $851,752 arising from the CSIA Acquisition consisted of the value of the employee workforce and the residual value after all identifiable intangible assets were valued. Goodwill recognized pursuant to the CSIA Acquisition is currently expected to be deductible for income tax purposes. Total acquisition costs for the CSIA Acquisition incurred were $113,247 recorded as a component of General and administrative expense on the accompanying Consolidated Statement of Operations for the period from August 1, 2018 to December 31, 2018.

The December 1, 2018 to December 31, 2018 operating results of the acquired business has been included in the Company’s Consolidated Statement of Operations for the period from August 1, 2018 to December 31, 2018 since the CSIA Acquisition date. The revenues of the acquired business for the period from December 1, 2018 through December 31, 2018 from the CSIA Acquisition was $8,380 and the net loss was $136,568.

SWMIC:

On April 1, 2019, Southwestern Montana Insurance Center, LLC (“SWMT”), a wholly owned subsidiary of Reliance Global Holdings, LLC, acquired Southwestern Montana Financial Center, Inc. SWMT is an insurance services firm which specializes in providing personal and commercial lines of insurance.

On April 1, 2019, SWMT entered into a Purchase Agreement with Southwestern Montana Financial Center, Inc. whereby the SWMT shall purchase the business and certain assets noted within the Purchase Agreement (the “SWMT Acquisition”) for a total purchase price of $2,394,509. The purchase price was paid with a cash payment of $1,389,840, 500,000 in shares of the Company’s common stock, and an earn-out payment equal to 32% of the final earn-out EBITDA multiplied by 5.00, which is payable in $300,000 in shares of the Company’s common stock with any amount in excess of $300,000 to be paid in cash. The balance of the earn-out liability as of December 31, 2019 was $522,553 and is included in long term debt on the balance sheet. SWMT was transferred to the Company from Reliance Global Holdings, LLC. The SWMT Acquisition is being accounted for as a business combination in accordance under the acquisition method whereby the total purchase consideration was allocated to assets acquired and liabilities assumed based on their respective estimated fair values. The acquisition method of accounting requires, among other things, that assets acquired, and liabilities assumed, if any, in a business purchase combination be recognized at their fair values as of the acquisition date. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, and timing.

The allocation of the purchase price in connection with the SWMT Acquisition was calculated as follows:

Description	Fair Value	Weighted Average Useful Life (Years)
Customer relationships	$561,000	10
Non-competition agreements	599,200	5
Goodwill	1,217,790	Indefinite
Fixed assets	41,098	5-7
Loan Payable	(24,579)
	$2,394,509

Goodwill of $1,217,790 arising from the SWMT Acquisition consisted of the value of the employee workforce and the residual value after all identifiable intangible assets were valued. Goodwill recognized pursuant to the SWMT Acquisition is currently expected to be deductible for income tax purposes. Total acquisition costs for the SWMT Acquisition were $122,660, which were paid in full by Reliance Global Holdings, LLC, a related party.

The operating results of the acquired business has been included in the Company’s Consolidated Statement of Operations from the date of acquisition through December 31, 2019. The revenues of the acquired business for the period from April 1, 2019 to December 31, 2019 was $1,036,154 and the net loss was $23,104.

U.S. Securities and Exchange Commission

October 8, 2020

FIS:

On May 1, 2019, Fortman Insurance Services, LLC (“FIS”), a wholly owned subsidiary of Reliance Global Holdings, LLC, acquired Fortman Insurance Agency, LLC. FIS is an insurance services firm which specializes in providing personal and commercial lines of insurance.

On May 1, 2019, FIS entered into a Purchase Agreement with Fortman Insurance Agency, LLC whereby the FIS shall purchase the business and certain assets noted within the Purchase Agreement (the “FIS Acquisition”) for a total purchase price of $4,156,405. The purchase price was paid with a cash payment of $3,223,750, $500,000 in shares of the Company’s common stock, and an earn-out payment equal to 10% of the final earn-out EBITDA multiplied by 6.25. The earn-out measurement period is 12 months commencing May 1, 2021 and ending April 30, 2022. The earn-out shall not accrue and shall be paid without interest within 60 days after the measurement period. The balance of the earn-out liability as of December 31, 2019 was $432,655 and is included in long term debt on the balance sheet. FIS was transferred to the Company from Reliance Global Holdings, LLC. The FIS Acquisition is being accounted for as a business combination in accordance with the Acquisition method whereby the total purchase consideration was allocated to intangible assets acquired based on their respective estimated fair values. The acquisition method of accounting requires, among other things, that assets acquired, and liabilities assumed, if any, in a business purchase combination be recognized at their fair values as of the acquisition date. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, and timing.

The allocation of the purchase price in connection with the FIS Acquisition was calculated as follows:

Description	Fair Value	Weighted Average Useful Life (Years)
Trade name and trademarks	$289,400	5
Customer relationships	1,824,000	10
Non-competition agreements	752,800	5
Goodwill	1,269,731	Indefinite
Fixed assets	19,924	5-7
Prepaid rent	550
	$4,156,405

Goodwill of $1,269,731 arising from the FIS Acquisition consisted of the value of the employee workforce and the residual value after all identifiable intangible assets were valued. Goodwill recognized pursuant to the FIS Acquisition is currently expected to be deductible for income tax purposes. Total acquisition costs for the FIS Acquisition were $63,663, which were paid in full by Reliance Global Holdings, LLC, a related party.

The operating results of the acquired business has been included in the Company’s Consolidated Statement of Operations for the year ended December 31, 2019. The revenues of the acquired business for the period from May 1, 2019 to December 31, 2019 was $1,166,778 and the net income was $9,773.

During September 2019, Reliance Global Holdings, LLC transferred all of the outstanding membership interest in SWMT and FIS to the Company. In exchange for the membership interest, the Board of Directors of Reliance Inc. issued 14,839,011 shares of restricted common stock of Reliance Inc. for all the membership interest of SWMT and FIS.

Altruis:

On September 1, 2019, the Company entered into a Stock Purchase Agreement with Altruis Benefits Consulting, Inc. whereby the Company shall purchase the business and certain assets noted within the Purchase Agreement (the “ABC Acquisition”) for a total purchase price of $7,688,168. The purchase price was paid with a cash payment of $5,202,364, $578,040 in shares of the Company’s common stock, and an earn-out payment made annually for 3 years. Each year one-third of the earn-out shares held in escrow shall be released to the seller. The yearly earn-out payments are equal to 6.66% of the final earn-out EBITDA multiplied by 7.00. The earn-out measurement periods are the 12 months commencing September 1, 2019 and ending August 31, 2022. The balance of the earn-out liability as of December 31, 2019 was $1,894,842 and is included in long term debt on the balance sheet. The ABC Acquisition is being accounted for as a business combination in accordance with the acquisition method whereby the total purchase consideration was allocated to intangible assets acquired based on their respective estimated fair values. The acquisition method of accounting requires, among other things, that assets acquired, and liabilities assumed, if any, in a business purchase combination be recognized at their fair values as of the acquisition date. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, and timing.

U.S. Securities and Exchange Commission

October 8, 2020

The allocation of the purchase price in connection with the ABC Acquisition was calculated as follows:

Description	Fair Value	Weighted Average Useful Life (Years)
Cash	$1,850,037
Trade name and trademarks	714,600	5
Customer relationships	753,000	10
Non-competition agreements	1,168,600	5
Goodwill	4,949,329	Indefinite
Fixed assets	85	5
Payable to seller	(1,747,483)
	$7,688,168

Goodwill of $4,949,329 arising from the ABC Acquisition consisted of the value of the employee workforce and the residual value after all identifiable intangible assets were valued. Goodwill recognized pursuant to the ABC Acquisition is currently expected to be deductible for income tax purposes. Total acquisition costs for the ABC Acquisition incurred were $92,172 recorded as a component of General and administrative expenses on the accompanying Consolidated Statement of Operations for the year ended December 31, 2019.

The operating results of the acquired business has been included in the Company’s Consolidated Statement of Operations for the year ended December 31, 2019. The revenues of the acquired business for the period from September 1, 2019 to December 31, 2019 was $625,036 and the net loss was $67,682.

5.	Please revise your notes to the financial statements for each transaction to clearly explain the accounting used upon initial acquisition and the accounting used when the entity was transferred to you. If purchase accounting was not used upon initial acquisition and common control accounting was not used when the entity was transferred to you, please tell us why.

As disclosed in Note 3 Strategic Investments and Business Combination, the accounting for the acquisition is disclosed on a transaction by transaction basis. Upon initial acquisition these transactions have all been accounted for as business combinations in accordance with the guidance in Accounting Standards Codification (“ASC”) topic 805 Business Combinations (“ASC 805”). If the acquisition was made by Reliance Holdings or a subsidiary of Reliance Holdings, the transfer of the acquired entity to the registrant was accounted for as a transaction between entities under common control in accordance with the guidance in ASC 805-50.

We have revised Note 3 of the 2019 Audited Financial Statements starting on page F-19 as follows:

NOTE 3. Strategic Investments and Business Combination

USBA Transaction

On August 1, 2018, a related party to Reliance Holdings, US Benefits Alliance, LLC (“USBA”) acquired certain properties and assets of the insurance businesses of Family Health Advisors, Inc. and Tri Star Benefits, LLC (the “USBA Transaction”). Also, on August 1, 2018, Employee Benefits, Solutions, LLC, (“EBS”), related party, acquired certain properties and assets of the insurance business of Employee Benefit Solutions, Inc. (the “EBS Transaction”, and, together with USBA Transaction, the “Common Control Transactions”).

U.S. Securities and Exchange Commission

October 8, 2020

The USBA Transaction was accounted for by Reliance Holdings as a business combination in accordance with the acquisition method defined in ASC 805-10 and 805-20, whereby the total purchase consideration was allocated to intangible assets acquired based on their respective estimated fair values. The acquisition method of accounting uses the fair value concept defined in ASC 820. ASC 805 requires, among other things, that assets acquired, and liabilities assumed, if any, in a business combination be recognized at their fair values as of the acquisition date. The process for estimating the fair values of identifiable intangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, and timing.

The allocation of the purchase price in connection with the FHA/TSB Acquisition was calculated as follows:

Description	Fair Value	Weighted Average Useful Life (Years)
Trade name and trademarks	$6,520	3
Customer relationships	116,100	9
Non-competition agreements	48,540	5
Goodwill	578,840	Indefinite
	$750,000

Goodwill of $578,840 arising from the FHA/TSB Acquisition consisted of the value of the employee workforce and the residual value after all identifiable intangible assets were valued. Goodwill recognized pursuant to the FHA/TSB Acquisition is currently expected to be deductible for income tax purposes. Total acquisition costs for the FHA/TSB Acquisition incurred were $83,162 recorded as a component of General and administrative on the accompanying Consolidated Statement of Operations for the period from August 1, 2018 to December 31, 2018.

The operating results of the acquired business has been included in the Company’s Consolidated Statement of Operations for the period from August 1, 2018 to December 31, 2018 since the FHA/TSB common control date. The revenues of the acquired business for the period from August 1, 2018 through December 31, 2018 from the FHA/TSB common control date was $135,425 and the net loss was $12,145.

EBS Transaction

On August 1, 2018, EBS, a subsidiary of Reliance Holdings entered into a Purchase Agreement with Employee Benefit Solutions Inc. whereby the EBS purchased the business and certain assets noted within the Purchase Agreement (the “EBS Acquisition”) for a total purchase price of $400,000. Reliance Holdings accounted for the EBS Acquisition as a business combination in accordance using the acquisition method under the guidance contained in ASC 805-10 and 805-20. The acquisition method of accounting requires, among other things, that assets acquired, and liabilities assumed, if any, in a business purchase combination be recognized at their fair values as of the acquisition date. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, and timing.

The allocation of the purchase price in connection with the EBS Acquisition was calculated as follows:

Description	Fair Value	Weighted Average Useful Life (Years)
Trade name and trademarks	$33,140	20
Customer relationships	47,630	9
Non-competition agreements	42,320	5
Goodwill	274,956	Indefinite
Fixed assets	1,954	5-7
	$400,000

U.S. Securities and Exchange Commission

October 8, 2020

Goodwill of $274,956 arising from the EBS Acquisition consisted of the value of the employee workforce and the residual value after all identifiable intangible assets were valued. Goodwill recognized pursuant to the EBS Acquisition is currently expected to be deductible for income tax purposes. Total acquisition costs for the EBS Acquisition incurred were $44,353 recorded as a component of General and administrative expenses on the accompanying Consolidated Statement of Operations for the period from August 1, 2018 to December 31, 2018.

The operating results of the acquired business has been included in the Company’s Consolidated Statement of Operations for the period from August 1, 2018 to December 31, 2018 since the EBS common control date. The revenues of the acquired business for the period from August 1, 2018 through December 31, 2018 from the EBS common control date was $246,965 and the net loss was $143,450.

Transfer of USBA and EBS to the Company

On October 24, 2018, Reliance Holdings and the Company entered into a Bill of Sale agreement to transfer all of the outstanding membership interest in EBS LLC and USBA LLC. In exchange for the membership interest, the Board of Directors of the Company authorized and issued 16,400,000 shares of restricted common stock of the Company for all the membership interest of USBA LLC and EBS LLC. The Company considered this transfer between entities under common control relying on the guidance ASC 805-50 for common control transactions Accordingly, this transfer was measured using the carrying amount of the net assets transferred and presented retrospectively from the date acquired by the parent in accordance with guidance contained in paragraph ASC805-50-30-6

For the year ended December 31, 2019, EBS in combination with USBA, had a loss of ($276,859) before depreciation and amortization. EBS and USBA are viewed on a combined basis as they are “one entity” however they operate as an agency (EBS) and a Managing General Agent (“MGA”) (USBA) which is why they are two legally separate entities.

CCS Acquisition

On December 1, 2018, CCS, a wholly owned subsidiary of the Company, entered into a Purchase Agreement with Commercial Solutions of Insurance Agency, LLC (“CSIA”) whereby CCS purchased the business and certain assets of CSIA noted within the Purchase Agreement (the “CSIA Acquisition”) for a total purchase price of $1,200,000. The total purchase price is made up of (1) a cash payment of $1,080,000 (the “Cash Payment”) on the “Closing Date” or the first bank business day thereafter (i.e. December 1, 2018); (2) the balance of the purchase price, having a value of $120,000, was paid in the form of 761,905 shares of common stock in the Company, issued at a per-share price equal to Fifteen and 75/100 Cents ($0.1575) (the “Closing Shares”); and (3) the amount of any cash necessary to satisfy the required closing date working capital shall be set off against the Cash Payment by CCS. “Required closing date working capital” shall consist only of cash and pre-paid rent and/or security deposits or pre-payments or deposits for any assumed liabilities. The Closing Shares are to be transferred from the shares owned by Reliance Holdings and were transferred subsequent to December 31, 2018; and as a result, is a component of Loans payables, related parties on the accompanying Consolidated Balance Sheets.

The CSIA Acquisition was accounted for as a business combination under the acquisition method under the guidance contained in ASC 805-10 and 805-20. Accordingly, the total purchase consideration was allocated to tangible and intangible assets acquired based on their respective estimated fair values. The acquisition method requires, among other things, that assets acquired, and liabilities assumed in a business purchase combination be recognized at their fair values as of the acquisition. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, and timing.

The allocation of the purchase price in connection with the CSIA Acquisition was calculated as follows:

Description	Fair Value	Weighted Average Useful Life (Years)
Cash	$13,500	N/A
Fixed Assets	1,638	5-7
Customer relationships	284,560	11
Non-competition agreements	40,050	5
Trade name and trademarks	8,500	2
Goodwill	851,752	Indefinite
	$1,200,000

U.S. Securities and Exchange Commission

October 8, 2020

Goodwill of $851,752 arising from the CSIA Acquisition consisted of the value of the employee workforce and the residual value after all identifiable intangible assets were valued. Goodwill recognized pursuant to the CSIA Acquisition is currently expected to be deductible for income tax purposes. Total acquisition costs for the CSIA Acquisition incurred were $113,247 recorded as a component of General and administrative expense on the accompanying Consolidated Statement of Operations for the period from August 1, 2018 to December 31, 2018.

The operating results of the acquired business has been included in the Company’s Consolidated Statement of Operations for the period from August 1, 2018 to December 31, 2018 since the CSIA Acquisition date. The revenues of the acquired business for the period from December 1, 2018 through December 31, 2018 from the CSIA Acquisition was $8,380 and the net loss was $136,568. For the year ended December 31, CCS reported a loss from operations of $659,940.

SWMT Transaction

On April 1, 2019, SWMT, a wholly owned subsidiary of Reliance Holdings entered into a Purchase Agreement with Southwestern Montana Financial Center, Inc. whereby the SWMT purchased the business and certain assets noted within the Purchase Agreement (the “SWMT Acquisition”) for a total purchase price of $2,394,509. The purchase price was paid with a cash payment of $1,389,840, 500,000 in shares of the Company’s common stock, and an earn-out payment equal to 32% of the final earn-out EBITDA multiplied by 5.00, which is payable in $300,000 in shares of the Company’s common stock with any amount in excess over $300,000 to be paid in cash. The balance of the earn-out liability as of December 31, 2019 was $522,553 and is included in long term debt on the balance sheet. SWMT was transferred to the Company from Reliance Holdings as noted in Note 4.

The SWMT Acquisition was accounted for as a business combination in accordance using the acquisition method under the guidance in ASC 805-10 and 805-20. Accordingly, the total purchase consideration was allocated to assets acquired and liabilities assumed based on their respective estimated fair values. The acquisition method of accounting requires, among other things, that assets acquired, and liabilities assumed, if any, in a business purchase combination be recognized at the acquisition date fair value. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, and timing.

The allocation of the purchase price in connection with the SWMT Acquisition was calculated as follows:

Description	Fair Value	Weighted Average Useful Life (Years)
Customer relationships	$561,000	10
Non-competition agreements	599,200	5
Goodwill	1,217,790	Indefinite
Fixed assets	41,098	5-7
Loan Payable	(24,579)
	$2,394,509

Goodwill of $1,217,790 arising from the SWMT Acquisition consisted of the value of the employee workforce and the residual value after all identifiable intangible assets were valued. Goodwill recognized pursuant to the SWMT Acquisition is currently expected to be deductible for income tax purposes. Total acquisition costs for the SWMT Acquisition were $122,660, which were paid in full by Reliance Global Holdings, LLC, a related party. The expense is recognized in in general and administrative expenses in the accompanying statements of operations.

The operating results of the acquired business has been included in the Company’s Consolidated Statement of Operations from the date of acquisition through December 31, 2019. The revenues of the acquired business for the period from April 1, 2019 to December 31, 2019 was $1,106,432 and the net income was $46,835.

U.S. Securities and Exchange Commission

October 8, 2020

FIS Transaction

On May 1, 2019, Fortman Insurance Services, LLC (“FIS”), subsidiary of Reliance Holdings, entered into a Purchase Agreement with Fortman Insurance Agency, LLC whereby the FIS purchased the business and certain assets noted within the Purchase Agreement (the “FIS Acquisition”) for a total purchase price of $4,156,405. The purchase price was paid with a cash payment of $3,223,750, $500,000 in shares of the Company’s common stock held by Reliance Holdings, and an earn-out payment equal to 10% of the final earn-out EBITDA multiplied by 6.25. The earn-out measurement period is 12 months commencing May 1, 2021 and ending April 30, 2022. The earn-out shall not accrue and shall be paid without interest within 60 days after the measurement period. The balance of the earn out liability as of December 31, 2019 was $432,655 and is included in long term debt on the balance sheet.

Reliance Holdings accounted for the FIS Acquisition using the acquisition method using the guidance contained in ASC 805-10 and 805-20. The acquisition method requires, among other things, that assets acquired, and liabilities assumed, if any, in a business purchase combination be recognized at their fair values at the acquisition date. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, and timing.

The allocation of the purchase price in connection with the FIS Acquisition was calculated as follows:

Description	Fair Value	Weighted Average Useful Life (Years)
Trade name and trademarks	$289,400	5
Customer relationships	1,824,000	10
Non-competition agreements	752,800	5
Goodwill	1,269,731	Indefinite
Fixed assets	19,924	5-7
Prepaid rent	550
	$4,156,405

Goodwill of $1,269,731 arising from the FIS Acquisition consisted of the value of the employee workforce and the residual value after all identifiable intangible assets were valued. Goodwill recognized pursuant to the FIS Acquisition is currently expected to be deductible for income tax purposes. Total acquisition costs for the FIS Acquisition were $63,663, which were paid in full by Reliance Global Holdings, LLC, a related party and is included in general and administrative expenses in the statement of operations.

The operating results of the acquired business has been included in the Company’s Consolidated Statement of Operations for the year ended December 31, 2019. The revenues of the acquired business for the period from May 1, 2019 to December 31, 2019 was $1,186,951 and income before interest depreciation and amortization was $389,708.

Transfer of SWMT and FIS to the Company

In September 2019, Reliance Holdings and the Company entered into a Bill of Sale agreement to transfer all of the outstanding membership interest in SWMT LLC and FIS LLC. In exchange for the membership interest, the Board of Directors of the Company authorized and issued 14,839,011 shares of restricted common stock of the Company for all the membership interest of SWMT LLC and FIS LLC. The Company considered this transfer between entities under common control relying on the guidance ASC 805-50 for common control transactions Accordingly, this transfer was measured using the carrying amount of the net assets transferred and presented retrospectively from the date acquired by the Parent in accordance with guidance contained in paragraph ASC805-50-30-6.

ABC Transaction

On September 1, 2019, the Company entered into a Stock Purchase Agreement with Altruis Benefits Consulting, Inc. whereby the Company shall purchase the business and certain assets noted within the Purchase Agreement (the “ABC Transaction”) for a total purchase price of $7,688,168. The purchase price was paid with a cash payment of $5,202,364, $578,040 in shares of the Company’s common stock, and an earn-out payment made annually for 3 years. Each year one-third of the earn-out shares held in escrow shall be released to the seller. The yearly earn-out payments are equal to 6.66% of the final earn-out EBITDA multiplied by 7.00. The earn-out measurement periods are the 12 months commencing September 1, 2019 and ending August 31, 2022. The balance of the earn-out liability as of December 31, 2019 was $1,894,842 and is included in long term debt on the balance sheet.

U.S. Securities and Exchange Commission

October 8, 2020

The ABC Acquisition is being accounted for as a business combination in accordance with the acquisition method using the guidance contained in ASC 805-10 and 805-20 Accordingly, the total purchase consideration was allocated to intangible assets acquired based on their respective estimated fair values. The acquisition method of accounting requires, among other things, that assets acquired, and liabilities assumed, if any, in a business purchase combination be recognized at their fair values as of the acquisition date. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, and timing.

The allocation of the purchase price in connection with the ABC Transaction was calculated as follows:

Description	Fair Value	Weighted Average Useful Life (Years)
Cash	$1,850,037
Trade name and trademarks	714,600	5
Customer relationships	753,000	10
Non-competition agreements	1,168,600	5
Goodwill	4,949,329	Indefinite
Fixed assets	85	5
Payable to seller	(1,747,483)
	$7,688,168

Goodwill of $4,949,329 arising from the ABC Acquisition consisted of the value of the employee workforce and the residual value after all identifiable intangible assets were valued. Goodwill recognized pursuant to the ABC Acquisition is currently expected to be deductible for income tax purposes. Total acquisition costs for the ABC Acquisition incurred were $92,172 recorded as a component of General and administrative expenses on the accompanying Consolidated Statement of Operations for the year ended December 31, 2019.

The operating results of the acquired business has been included in the Company’s Consolidated Statement of Operations for the year ended December 31, 2019. The revenues of the acquired business for the period from September 1, 2019 to December 31, 2019 was $625,036. The net loss for September 1, 2019 to December 31, 2019 was $67,682.

6.	Revise to add a brief narrative for the EBS acquisition. For each of the acquisitions disclosed, please revise to disclose whether or not the acquired company was profitable for the year ended December 31, 2019, and the interim period ended March 31, 2020. Additionally, disclose any fees paid in relation to these acquisitions.

See notes to the consolidated financial statements, which discloses whether each acquired entity was profitable for the year ended December 31, 2019 (Note 3 - Strategic Investments and Business Combination) and for the six months ended June 30, 2020 (Note 2 - Acquisitions). Fees paid in relation to these acquisitions are disclosed in Note 3 - Strategic Investments and Business Combination.

U.S. Securities and Exchange Commission

October 8, 2020

National Campaign in Support of Our Healthcare Business, page 7

7.	We note that you have entered into a national campaign in February 2019 with a commitment of up to $1.5 million to market USBA’s portfolio of insurance products. We also note that the investment funds will be supplied by Reliance Global Holdings. Please revise to clarify how this commitment has impacted or is expected to impact Reliance Global Group, Inc. financial results, liquidity, and capital resources.

The campaign was commenced in February 2019 and was phased out soon thereafter, with full closure by the end of 2019. Total expenditures under the campaign were approximately $350,000 in the form of payroll expenses. Reference has been removed from the Form S-1.

Online Insurance and the NSure Opportunity, page 10

8.	We note your disclosure on page F-14 that the second and third tranches of $3 million and

$16 million, respectively, funding your investment in NSURE, Inc. are due at a later date in 2020. Please revise this section to describe the material terms of the payments, disclose whether or not you have made the payments and disclose the source of funds used to finance your investment.

We disclosed on page 1 of the Form S-1 that as of October 8, 2020, our total investments in Nsure, Inc., a digital insurance agency, amounted to $1.350 million. Also refer to page F-48 in the Form S-1 that states the following.

NOTE 3. INVESTMENT IN NSURE, INC.

On February 19, 2020, the Company entered into a securities purchase agreement with NSURE, Inc. (“NSURE”) whereas the Company may invest up to an aggregate of $20,000,000 in NSURE which will be funded with three tranches. In exchange, the Company will receive a total of 5,837,462 shares of NSURE’s Class A Common Stock, which represents 35% of the outstanding shares. The first tranche of $1,000,000 was paid immediately upon execution of the agreement. As a result of the first tranche, the Company received 291,873 shares of NSURE’s Class A Common Stock, which represents 3% ownership of NSURE. The second tranche of $3,000,000 and third tranche of $16,000,000 are not due until a later date in 2020. NSure’s equity securities do not have a readily determinable fair value because NSure is a private company whose equity securities are not traded on an exchange registered with the U.S. Securities and Exchange Commission or in the Over-the-Counter Markets Accordingly, the Company accounts for its investment in NSure at cost less impairment, if any, plus or minus any changes resulting from observable changes in orderly transactions until such time that a readily determinable fair value becomes available. Once the Company determines that it can exercise significant influence over NSURE, it will begin to account for its investment under the equity method. On June 1, 2020, the Company invested an additional $200,000 and received 58,375 shares of NSURE Class A Common Stock. As of June 30, 2020, the investment balance is $1,200,000. On August 5, 2020 and August 20, 2020 the Company invested an additional $100,000 and $50,000, respectively, for which the Company received 43,781 shares of NSURE Class A common stock.

In February 2020, the Company issued 4,000,000 shares of common stock to a third-party individual for the purpose of raising capital to fund the Company’s investment in NSURE, Inc. The Company received proceeds of $1,000,000 for the issuance of these common shares.

U.S. Securities and Exchange Commission

October 8, 2020

Real Estate Operations, page 12

9.	Please expand your disclosure to provide a materially complete description of your real estate portfolio as of the latest practicable date. Additionally, please describe the historical development of your operations in this regard, including material acquisitions, dispositions and redevelopment, and disclose your anticipated financing for future acquisitions and development.

Upon reflection, the Company’s management and board have determined to focus on the insurance business, thus it has deleted all disclosure relating to real estate from the Form S-1.

Item 1A. Risk Factors

Risks Related to Investing in our Securities

If the Company is deemed to be an investment company, the Company may be required to institute burdensome compliance requirements..., page 22

10.	We note you state that you do not believe that your anticipated principal activities will subject you to the Investment Company Act of 1940. Please expand your disclosure to provide your analysis of why the company should not be deemed an investment company.

Upon reflection, we believe that the Company does not in any way fall under the definition of investment company, which is defined under Section 3(a)(1)(A) as a company which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities”. Rather the Company squarely fits under the 3(b)(1) exception which states that the following is not an investment company: “Any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” Rather it actively is involved in the insurance brokerage business. Thus we have deleted the risk factor.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

11.	Please revise to disclose any critical accounting estimates. Refer to Section V of SEC Release 33-8350 for guidance.

Management believes the critical accounting estimates the fair value measurements related to its acquisitions, the fair value estimate used to calculate stock-based compensation expense, and the estimate of fair value used to measure goodwill impairment. We will update our MD&A in future filings to discuss whether the estimate has change and the potential impact on the financial statements should the estimate change in the future.

U.S. Securities and Exchange Commission

October 8, 2020

We have added the following section to our Form S-1 on Page 10

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures in the financial statements and accompanying notes. Management bases it estimates on historical experience and on assumptions believed to be reasonable under the circumstances. Actual results could differ materially from those estimates. Our critical accounting estimates are the estimates of fair value used to measure the assets acquired and liabilities assumed in business combination transactions. These estimates are based on valuation models that may include unobservable inputs such as forecasted future cash flows. To perform our goodwill impairment analysis, we estimate the fair value of our reporting units using valuation techniques that rely on unobservable inputs. We use option pricing models to estimate the fair value of compensatory stock options issued to employees and consultants. Our deferred tax assets have been reduced by a valuation allowance that represents our estimate of deferred tax assets that may not be realized. We estimate our incremental borrowing rate used to calculate our lease liabilities and right-of use assets base on our most recent borrowings.

12.	We note disclosure on page F-35 that goodwill is assigned to a reporting unit on the acquisition date. We also note your disclosure on page F-46 that you test goodwill for impairment on October 1st and that you determined the fair value of EBS, USBA and CCS as part of this assessment. Considering the materiality of your goodwill, please revise to disclose the amount of goodwill allocated to each reporting unit.

Refer to the following table on p. F-46 in response:

Reporting Unit	EBS & USBA	CCS	SWMT	FIS	ABC	Total
Balance, August 1, 2018	$-	$-	$-	$-	$-	$-
Transfer from Holdings	853,796					853,796
CCS Acquisition		851,752				851,752
Impairment
December 31, 2018	$853,796	851,752				1,705,548
Transfer from Holdings			1,217,790	1,269,731		2,487,521
ABC transaction					4,949,329	4,949,329
Impairment		(593,790)				(593,790)
Balance December 31,2019	$853,796	$257,962	$1,217,790	$1,269,731	$4,949,329	$8,548,608

U.S. Securities and Exchange Commission

October 8, 2020

13.	We note disclosure on page F-46 that during the year ended December 31, 2019 you recorded goodwill impairment of $594 thousand attributed to Commercial Coverage Solutions, LLC (CCS). We also note that goodwill has increased significantly during 2019 as a result of acquisitions and totals $8.5 million as of March 31, 2020 and December 31, 2019 which represents 50% and 48% of total assets, respectively. Please tell us if you performed a qualitative or quantitative assessment when performing your most recent goodwill impairments analysis. If you performed a qualitative assessment, please tell us how you considered the qualitative factors in ASC 350-20-35-3C. If you performed a quantitative assessment, please tell us the percentage by which the fair value exceeded the carrying value of each reporting unit. To the extent any reporting unit is at risk of failing step one of the goodwill impairment test, please disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent test and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key assumptions. If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting units, please disclose such determination. Refer to Section V of SEC Release 33-8350 for guidance.

The most recent goodwill impairment test was performed in 2019 and was a quantitative test performed by a valuation consultant. The impairment test was only performed for the EBS & USBA reporting unit and the CCS reporting unit. All other reporting units were acquired in 2019 and not subject to formal impairment testing as they were not held for at least one year and there were no indications of impairment. The Company will revise its tabular disclosure in its financial statements to read as shown in the following table

The Company adopted Accounting Standards Update (“ASU”) 2017- 04 Intangibles - Goodwill and Other, Simplifying the Accounting for Goodwill Impairment early in August 2018.

The Company has the table below and the following language on page F-27 of the Form S-1:

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill, allocated per unit, is set forth below. The most recent goodwill impairment test was performed in October of 2019 and was a quantitative test performed by a valuation consultant. The impairment test was only performed for the EBS & USBA reporting unit and the CCS reporting unit. All other reporting units were acquired in 2019 and not subject to formal impairment testing as they were not held for at least one year and there were no indications of impairment.

The Company evaluated whether the COVID-19 pandemic was a triggering event for testing goodwill impairment. After evaluating the performance of the various reporting units, the Company considered that the COVID-19 pandemic did not trigger an impairment test.

The Company tested goodwill using discounted cash flow analysis and probability weighted market multiples valuations to determine the fair value of EBS, USBA, and CCS. The Company determined that CCS was overvalued by $593,790 and recorded goodwill impairment expense for the full amount. During the year ended December 31, 2019 and 2018, the Company recorded impairment of goodwill of $593,790 and $0, respectively.

After accounting for the goodwill impairment, the excess fair value over carrying value of the EBS&USBA reporting unit and the CCS reporting unit were $677,772 (42%) and $0, respectively.

Reporting Unit	EBS & USBA	CCS	SWMT	FIS	ABC	Total
Balance, August 1, 2018	$-	$-	$-	$-	$-	$-
Transfer from Holdings	853,796					853,796
CCS Acquisition		851,752				851,752
Impairment
December 31, 2018	$853,796	851,752				1,705,548
Transfer from Holdings			1,217,790	1,269,731		2,487,521
ABC transaction					4,949,329	4,949,329
Impairment		(593,790)				(593,790)
Balance December 31,2019	$853,796	$257,962	$1,217,790	$1,269,731	$4,949,329	$8,548,608

U.S. Securities and Exchange Commission

October 8, 2020

The following table sets forth the major categories of the Company’s intangible assets and the weighted-average remaining amortization period as of December 31, 2019:

	Weighted Average Remaining Amortization period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade name and trademarks	4.3	$1,052,160	$(96,258)	$955,902
Customer relationships	9.4	3,586,290	(257,529)	3,328,761
Non-competition agreements	4.4	2,651,510	(302,589)	2,348,921
		$7,289,960	$(656,376)	$6,633,584

The following table sets forth the major categories of the Company’s intangible assets and the weighted-average remaining amortization period as of December 31, 2018:

	Weighted Average Remaining Amortization period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade name and trademarks	14.0	$48,160	$(1,951)	$46,209
Customer relationships	10.1	448,290	(12,680)	435,610
Non-competition agreements	4.7	130,910	(8,240)	122,670
		$627,360	$(22,871)	$604,489

Amortization expense was $633,505 and $22,871 for the year ended December 31, 2019 and the period from August 1, 2018 to December 31, 2018, respectively.

The amortization expense of acquired intangible assets for each of the following five years are expected to be as follows:

Years ending December 31,	Amortization Expense
2020	$1,096,692
2021	1,091,887
2022	1,090,620
2023	1,082,374
2024	710,052
Thereafter	1,561,959
Total	$6,633,584

U.S. Securities and Exchange Commission

October 8, 2020

14.	We note your risk factor disclosure on page 17, If we fail to comply with the covenants contained in certain of our agreements, our liquidity, results of operations and financial condition may be adversely affected, that the Company is not in compliance with the financial covenants and other limitations contained in one or more of your credit agreements. Please revise your disclosure to identify the credit agreement and covenant from which you obtained a waiver. Additionally, discuss the facts and circumstances necessitating the waiver and disclose any terms and conditions to the waiver. Refer to Section IV.C of SEC Release 33-8350 for guidance.

Please refer to page 11 of the Form S-1 for the following language:

For the six months ended June 30, 2020, we did not meet the senior funded debt to EBITDA covenant of our loan agreement. On August 11, 2020 the Company received a covenant waiver from its lender, Oak Street . The waiver adjusted covenant terms going forward are set forth as follows: “As long as the conditions precedent set forth below are satisfied as determined by Oak Street in its sole discretion and the Borrower pays Oak Street a waiver fee in the amount of $2,000, Oak Street will waive the Defaults and agree to reset the Financial Covenants as follows:

i.	The Borrower shall not permit its ratio of Senior Funded Debt to EBITDA to be greater than 5.0 to 1.0 on a trailing 12-month annualized EBITDA for the test at September 30, 2020 and December 31, 2020.
ii.	ii Beginning with the test at March 31, 2021 and thereafter through maturity of the Loans, the Borrower shall not permit its ratio of Senior Funded Debt to EBIDTA to be greater than 4.0 to 1.0 on a trailing 12-month annualized EBIDTA.

Overview, page 27

15.	We note that you have been approved for a loan through the U.S. Small Business Administration’s Paycheck Protection Program authorized as part of the CARES Act. Please expand your disclosure to identify the date your loan was approved and describe your use of the proceeds of the loan.

The following language is disclosed in the Form S-1 on page F-51:

On April 4, 2020, the Company entered into a loan agreement with First Financial Bank for a loan of $673,700 pursuant to the Paycheck Protection Program (the “PPP”) under the CARES Act. The Company intends to use the entire loan amount for designated qualifying expenses and to apply for forgiveness in accordance with the terms of the PPP. This loan is evidenced by a promissory note dated April 4, 2020 and matures two years from the disbursement date. This loan bears interest at a rate of 1.00% per annum, with the first six months of interest deferred. Principal and interest are payable monthly commencing one year after the disbursement date and may be prepaid by the Company at any time prior to maturity with no prepayment penalties. This loan contains customary events of default relating to, among other things, payment defaults or breaches of the terms of the loan. Upon the occurrence of an event of default, the lender may require immediate repayment of all amounts outstanding under the note. The principal and interest of the loan are repayable in 18 monthly equal installments of $37,913 each. Interest accrued in the first six months is included in the monthly installments. Installments must be paid on the 24th day of each month. As of June 30, 2020, the Company has repaid a total of $165,000 on this loan. As of June 30, 2020, the Company recorded $508,700 as loans payable in relation to the PPP loan.

U.S. Securities and Exchange Commission

October 8, 2020

Revenues, page 29

16.	We note that revenues have significantly increased during 2019 and during the three-month period ended March 31, 2020. Please revise to provide additional analysis of the amount of and underlying reasons for trends in revenue recognized during the periods presented. For example, detail and discuss the amount and nature of revenue recognized (core commissions, override commissions, profit-sharing contingent commissions, etc.) and discuss operating and other financial metrics management uses to analyze financial results. Refer to Item 303(A)(3) of Regulation S-K for guidance.

We have revised the revenue discussion for the year ended December 31, 2019 compared to the period from August 1, 2018 through December 31, 2018 on page 34 as follows:

Revenues

The Company’s revenue is primarily comprised of commission paid by health insurance carriers related to insurance plans that have been purchased by a member who used the Company’s service. The Company defines a member as an individual currently covered by an insurance plan, including individual and family, Medicare-related, small business, and ancillary plans, for which the Company are entitled to receive compensation from an insurance carrier.

The Company reported revenues of $4,450,785 in our fiscal year ended December 31, 2019, as compared to $390,770 for the successor period from August 1, 2018 through year ended December 31, 2018. Our EBS & USBA unit reported revenues increased from $382,390 for the period from August 1, 2018 through December 31, 2018 to $1,161,036 for the year ended December 31, 2019 or an increase of $778,646. The increase is due principally to 12 months of revenue being reported in 2019 compare to five months in the 2018 period. CCS reported revenues increased from $8,380 for the period from August 1, 2018 through December 31,2018 to $378,956 for the year ended December 31, 2019. The Company acquired CCS in December 2018 and therefore reported only one month of revenue from CCS in the 2018 period. FIS, SWMT, and Altruis reported revenues of $1,186,951, $1,106,432, and $617,409, respectively in 2019. These revenues did not include bonus commissions as the assets were purchased in April, May and September of 2019, respectively and bonus commissions are typically paid out during the first quarter of the year. As FIS, SWMT and Altruis were acquired in April 2019, May 2019 and September 2019, respectively therefore, the Company did not report any revenues related to these reporting units in 2018.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 31

17.	Please revise to identify the natural person(s) with voting and/or dispositive power over the shares owned by RELI NY LLC.

Refer to page 52 of the Form S-1 where it states:

*** This entity is controlled by Leah Weiss, a non-related and independent member who has an address of P.O. Box 180240, Brooklyn, NY 11218.

Item 5. Directors, Executive Officers, Promoters and Control Persons., page 31

18.	For each director and executive officer, please describe each person’s principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Refer to Item 401(e) of Regulation S-K for guidance.

Ezra Beyman:

2018 – Present: CEO of Reliance Global Group, Inc.

1985- Present: Chairman of Reliance Global Holdings, LLC and Affiliates

U.S. Securities and Exchange Commission

October 8, 2020

Ezra Beyman has served as the Chairman of our Board of Directors and our Chief Executive Officer since 2018. Mr. Beyman is the central force leading the success and growth of Reliance Global Holdings and RELI. Drawing on his nearly three decades of entrepreneurial experience in real estate and ten years in insurance, he has set his vision and acuity on one integrated goal: integrity and success. At one point in time Mr. Beyman’s portfolio of commercial and residential properties comprised of approximately 40,000 units, as well as several insurance companies. In 1985, he founded a small mortgage broker, together with his wife, which he operated in his basement. From there, his company rapidly grew into a dynamic force on the market. By 2008, he owned the third largest licensed mortgage brokerage in the U.S., having acquired numerous mortgage companies in the interim. He also expanded to real estate acquisition, having grown his portfolio to over three billion dollars. In expanding his investments, Mr. Beyman began exploring opportunities in other markets, acquiring several insurance agencies in both Florida and New Jersey. His latest venture includes entering the domains of warrantee and insurance carriers. Raised in the New York metropolitan area, Mr. Beyman spent his secondary and post-secondary school years at Mesivta Tifereth Yerushalayim, where he advanced his analytic abilities while mastering various areas of Talmudic studies, earning a position as one of the closest students of the Dean. He earned his First Talmudic degree in 1975. From early in his career, Mr. Beyman has worked closely with his wife, whom he made an equal equity partner in all his enterprises in 2009. He is now seeking to grow their enterprise in the post-recession era to peaks surpassing their previous successes.

Alex Blumenfrucht:

2018 - Present: CFO of Reliance Global Group, Inc.

2015 – 2018: Audit senior at Deloitte and Touche.

Alex Blumenfrucht has served as member of our board of directors and our Chief Financial Officer since 2018. Mr. Blumenfrucht serves as the Chief Financial Officer (CFO) of RELI and also serves as the CFO at Reliance Global Holdings. Prior to joining Reliance Global Holdings, Mr. Blumenfrucht served as an Audit & Assurance Professional at Deloitte & Touche, LLP where he successfully led audit teams on both public and privately held corporations. Mr. Blumenfrucht’s extensive experience in internal control, financial analysis, and reporting for both private and publicly traded companies is central to the Company’s management of finances, reporting, and controls.

Yaakov Beyman:

2018 – Present: Executive VP of Insurance Division, Reliance Global Group, Inc.

2012 – 2018: Executive VP of Insurance Division, Empire Insurance Holdings

Yaakov Beyman has served as the Executive Vice President of the Insurance Divisions since 2018. Mr. Beyman oversees the insurance operations of Reliance Global Holdings. He works from a platform that includes both strategizing the future vision of the insurance division and developing and implementing operational tools on a more granular level to grow the various insurance businesses. In his role as a strategist, Mr. Beyman has mapped a clear future: expand the various insurance products that RELI offers both geographically and in category. On the more hands-on level, Mr. Beyman (who holds insurance licenses in most of the continental U.S.) is heavily involved in marketing, maintaining state of the art technological models, financial management and distribution, and entity creation and maintenance. Combining his roles as the idea-generator and implementer, he is well-equipped to take the lead role in growing the insurance divisions to greater heights.

Scott Korman:

1984 – Present: President of Nashone, Inc

2019 – Present: CEO, Illumina Radiopharmaceuticals, LLC

2000 – 2019: Advisor at Main Street Resources

Scott Korman, 64, currently serves as President of Nashone, Inc., a private equity firm, which he founded in 1984. In this role, Mr. Korman is involved in financial advisory, M&A, and general management assignments. He is a founder and Managing Partner of Convergence Merchant Bank, as well as founder and CEO of Illumina Radiopharmaceuticals LLC, CEO of Red Mountain Medical Holdings, Inc., and founder of CDx Medical Holdings, Inc. Mr. Korman previously served as Chairman of Da-Tech Corporation, a Pennsylvania based contract electronics manufacturer and as Chairman and CEO of Best Manufacturing Group LLC, a leading manufacturer and distributor of uniforms, napery, service apparel, and hospitality and healthcare textiles. Mr. Korman also served as President and CEO of Welsh Farms Inc., a full-service dairy processor and distributor of milk, ice cream mix and ice cream products. Mr. Korman received a B.S. degree in Economics from the University of Pennsylvania Wharton School. He has served as a member of the Board of Directors of Tofutti Brands, Inc. since December 2011, and advises companies including Damina Advisors, CFO Squad, Beis Capital LLC and Cinch Delivers LLC. He also serves on the boards of various not-for-profit groups and was the founder of the Englewood Business Forum. The Board determined that Mr. Korman’s business experience makes him an ideal director for the company.

U.S. Securities and Exchange Commission

October 8, 2020

Ben Fruchtzweig:

2013 – Current: Mosdos Beis Abba

Ben Fruchtzweig, 56, brings decades of executive experience in accounting and financial services. He has served as Chief Comptroller/Financial Analyst at national financial services and investment companies. He received his NYS C.P.A license in 1987 and has worked at Deloitte Haskins and Sells and other leading accounting firms. Currently, Mr. Fruchtzweig lectures on a variety of topics including business ethics. He also serves on a voluntary basis as a trustee of a non-profit private foundation, which serves to provide the needed financial support, services and guidance to qualifying individuals and families. Mr. Fruchtzweig graduated Magna Cum Laude from Queens College/ C.U.N.Y. in June 1985. The Company’s Board believes that his strong accounting and finance background makes him a strong director.

Sheldon Brickman:

2013 – Present: President of Rockshore Advisors LLC

Sheldon Brickman has over 25 years of M&A advisory and business development experience, totaling more than $40 billion in deal value. He has worked for numerous multibillion-dollar insurance carriers, including assignments for such companies as AIG, Aetna and National General. Sheldon has assisted international companies (UAE, UK, Asia and Latin America), start-up operations, and regional insurance carriers. Mr. Brickman’s experience covers the property casualty and life/health markets, including working with insurance carriers, managing general agencies, wholesalers, retailers and third party administrators.

Director Independence, page 34

19.	Please disclose why your board member, David Lazar, does not qualify as an independent director. Additionally, please disclose whether a majority of your board of directors is, or will be, comprised of independent directors.

The following is noted on the Form S-1 on page 43:

Director Independence

The Nasdaq Marketplace Rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

Under Rule 5605(a)(2) of the Nasdaq Marketplace Rules, a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 of the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

U.S. Securities and Exchange Commission

October 8, 2020

Our board of directors has reviewed the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that each of Scott Korman, Sheldon Brickman and Ben Fruchtzweig are “independent directors” as defined under Rule 5605(a)(2) of the Nasdaq Marketplace Rules. Our board of directors also determined that Scott Korman and Ben Fruchtzweig, who will each serve on our audit committee, our compensation committee, and our nominating and corporate governance committee, satisfy the independence standards for such committees established by the SEC and the Nasdaq Marketplace Rules, as applicable. In making such determinations, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director. David Lazar joined the Reliance board in May of 2020 however, he has subsequently resigned from the board on July 30, 2020.

Item 6. Executive Compensation, page 35

20.	Please expand your disclosure to include a description of the material terms of your compensation arrangements with your executive officers and directors. Refer to Item 402(o) of Regulation S-K for guidance.

Please see Item 6. Executive Compensation in the form S-1 on page 45 which is included herein below.

At the current moment there are no compensation agreements for executive officers aside for verbal agreements as noted below. Additionally, the following members of the BOD received 350,000 Options as compensation for their service:

ITEM 6. EXECUTIVE COMPENSATION

Executive Compensation

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards (Unvested) ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings	All other compensation ($)	Total ($)
Ezra Beyman, CEO	2018	-	-	-	-	-	-	-	-
	2019	11,000	-	-	-	-	-	-	11,000

Alex Blumenfrucht, CFO	2018	-	-	-	-	-	-	-	-
	2019	48,077	-	-	321,400	-	-	-	369,477

Yaakov Beyman, EVP Insurance	2018	-	-	-	-	-	-	-	-
	2019	43,846	-	-	321,400	-	-	-	365,246

U.S. Securities and Exchange Commission

October 8, 2020

Alex Blumenfrucht, CFO, and Yaakov Beyman, EVP Insurance Division, have each received 2,000,000 stock options on September 3, 2019 subject to vesting terms over a period of 3 years. Currently, there are no compensation agreements for executive officers aside for verbal agreements as noted below. Once the Company is listed on Nasdaq, we will have compensation agreements for our executives. These are verbal agreements as of the current time.

Name	Position	Date	Salary (Annual)	Stock awards ($)	Unexercisable Option awards (# of Shares)
Ezra Beyman	CEO	8/15/2020	$52,000-
Alex Blumenfrucht	CFO	8/15/2020	$190,000-
Yaakov Beyman	President, Insurance Division	8/15/2020	$190,000-

Director Compensation

The table below shows the compensation paid to our non-employee directors during 2019 and 2020 as there was no director compensation in 2018.

Name	Fees earned or paid in cash	Stock awards ($)	Unexercisable Option awards (# of Shares)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total (# of Restricted Shares)
Ben Fruchtzweig	2020	-	-	-	-	-	-
Director	2019	$4,138	350,000				350,000
Scott Korman	2020
Director	2019	$4,138	350,000				350,000
Sheldon Brickman	2020	$4,138	350,000	-	-	-	350,000
Director	2019	-	-	-	-	-	-

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 36

21.	We note you have entered into a Loan Agreement with Reliance Holdings. Please disclose the amount thereof outstanding as of the latest practicable date and the amount of principal paid during the periods for which disclosure is provided. Additionally, if different from the amounts outstanding at the end of the covered periods, disclose the largest aggregate amount of principal outstanding during each period. Refer to Item 404(a)(5) of Regulation S-K for guidance.

Page 46 on the Form S-1 states the following

The Company has entered into a Loan Agreement with its Parent Company, Reliance Holdings dated September 24, 2018. There is no term to the loan, and it bears no interest. Repayment will be made as the Company has business cash flows. The proceeds from the various loans were utilized to fund the FHA/TSB Acquisition, the EBS Acquisition, and CCS Acquisition. As of June 30, 2020 the related party loan balance was $3,808,273. Principal payments made from January 1, 2020 – June 30, 2020 totalled $31,950.

U.S. Securities and Exchange Commission

October 8, 2020

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 37

22.	Please revise to disclose the approximate number of holders of your common stock as of the latest practicable date. Refer to Item 201(b) of Regulation S-K for guidance.

Please see page 22 in the form S-1 where it states

As of October 8, 2020, we had approximately 545 shareholders of record of our common stock

Item 10. Recent Sales of Unregistered Securities, page 37

23.	We note your disclosure that you issued 4 million shares of common stock to a third-party individual for the purpose of raising capital to fund your investment in NSURE, Inc. Please revise to provide the exemption from registration claimed. Additionally, please expand your disclosure in this section to describe all securities of the company that have been sold for cash or other than cash within the past three years which were not registered under the Securities Act. In this regard, we note that many of your recent acquisitions described on page 6 of your Registration Statement were financed in whole or in part by the issuance of securities of the company. Refer to Item 701 of Regulation S-K for guidance.

Through June 30, 2020 we issued the following new shares:

Date of Transaction	Transaction type (e.g. new issuance, cancellation, shares returned to treasury)	Number of Shares Issued (or cancelled)	Class of Securities	Value of shares issued ($/per share) at Issuance	Were the shares issued at a discount to market price at the time of issuance? (Yes/No)	Individual/ Entity Shares were issued to (entities must have individual with voting / investment control disclosed).	Reason for share issuance (e.g. for cash or debt conversion) OR Nature of Services Provided (if applicable)	Restricted or Unrestricted as of this filing?	Exemption or Registration Type?
10/5/2017-3/22/2018	New	18,260,000	Common	$.001125-$.00765	Yes	EMA Financial**	Cash	restricted	Rule 144
10/5/2017-3/22/2018	New	11,954,700	Common	$.001125-4.00765	Yes	Auctus Fund**	Cash	restricted	Rule 144
1/25/2018	New	1,923,000	common	.0052	Yes	Julie Wizner	Cash	restricted	4(a)(2)

U.S. Securities and Exchange Commission

October 8, 2020

4/3/2018	New	13,388,666	Common	.005	Yes	Timothy Mather-Nonaffiliate	Cash	Restricted	4(a)(2)
4/3/2018	New	13,188,666	Common	.005	Yes	Rodney LaRue-Nonaffiliate	Cash	Restricted	4(a)(2)
4/3/2018	New	13,188,666	Common	.005	Yes	Roman Szymansky-Nonaffiliate	Cash	Restricted	4(a)(2)
4/3/2018	New	500,000	Common	.005	Yes	Samuel J Simon-Nonaffiliate	Cash	Restricted	4(a)(2)
4/3/2018	New	750,000	Common	.005	Yes	Jerome Kaplan-Nonaffiliate	Cash	Restricted	4(a)(2)
4/3/2018	New	750,000	Common	.005	Yes	Stephen Schwartz-Nonaffiliate	Cash	Restricted	4(a)(2)
4/3/2018	New	1,000,000	Common	.005	Yes	Mark Sands-Nonaffiliate	Cash	Restricted	4(a)(2)
4/3/2018	New	3,000,000	Common	.005	Yes	Stanley Merdinger-Nonaffiliate	Cash	Restricted	4(a)(2)
4/3/2018	New	1,300,000	Common	.005	Yes	Edward J. Bohne-Nonaffiliate	Cash	Restricted	4(a)(2)
4/3/2018	New	1,000,000	Common	.005	Yes	Maria McCue-Nonaffiliate	Cash	Restricted	4(a)(2)
4/3/2018	New	15,000,000	Common	.0229	Yes	Amy Nalewaik	Services	Restricted	4(a)(2)
4/3/2018	New	15,000,000	Common	.0229	Yes	Jack Namer –former CEO- Services Rendered – former Affiliate	Services	Restricted	4(a)(2)
4/3/2018	New	4,000,000	Common	.005	Yes	Bryan Bittner, Nonaffiliate	Cash	Restricted	4(a)(2)
4/3/2018	New	1,000,000	Common	.005	Yes	Hunter Middleton- Nonaffiliate	Cash	Restricted	4(a)(2)

U.S. Securities and Exchange Commission

October 8, 2020

4/3/2018	New	1,000,000	Common	.005	Yes	William Sanchez, Nonaffiliate	Cash	Restricted	4(a)(2)
4/3/2018	New	2,000,000	Common	.005	Yes	Candice J. Renee, Nonaffiliate	Cash	Restricted	4(a)(2)
10/24/2018	New	1,000,000	Common	0	Yes	Alex Blumenfrucht-Affiliate,	Acquisition	Restricted	4(a)(2)
10/24/2018	New	3,000,000	Common	0	Yes	Yaakov Beyman Affiliate	Acquisition	Restricted	4(a)(2)
10/24/2018	New	12,400,000	Common	0	Yes	Reliance Global Holdings, LLC – Affiliate****	Acquisition	Restricted	4(a)(2)
11/30/2018	New	2,305,957	Common	.1775	Yes	EMA Financial***	None	Restricted	None
02/10/2020	New	4,000,000	Common	.25	Yes	Gomlai Tovos	Cash	Restricted	4(a)(2)
9/2/2020	New	1,333,334	Common	.075	Yes	Lazers Group, Inc	Cash	Restricted	4(a)(2)
9/11/2020	New	1,333,334	Common	.075	Yes	93529113 Quebec Inc.	Cash	Restricted	4(a)(2)

Item 11. Description of Registrant’s Securities to be Registered, page 37

24.	We note that each share of your Series A Convertible Preferred Stock may be converted into ten (10) shares of $0.001 par value common stock. Please revise to disclose if there are any conditions on a holder’s right to convert preferred shares.

Please see page 53 in the Form S-1 where it states:

As of December 31, 2019, and 2018, there were 33,911,991 and 40,000,000 shares of Series A Convertible Preferred Stock issued and outstanding, respectively. Each share of Series A Convertible Preferred Stock shall have ten (10) votes per share and may be converted into ten (10) shares of $0.001 par value common stock. There are no conditions on holders’ right to convert the Preferred Stock into common stock. The holders of the Series A Convertible Preferred Stock shall be entitled to receive, when, if and as declared by the Board, out of funds legally available therefore, cumulative dividends payable in cash. The annual interest rate at which cumulative preferred dividends will accrue on each share of Series A Convertible Preferred Stock is 0%. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any distribution of assets of the Corporation shall be made to or set apart for the holders of the Common Stock and subject and subordinate to the rights of secured creditors of the Company, the holders of Series A Preferred Stock shall receive an amount per share equal to the greater of (i) one dollar ($1.00), adjusted for any recapitalization, stock combinations, stock dividends (whether paid or unpaid), stock options and the like with respect to such shares, plus any accumulated but unpaid dividends (whether or not earned or declared) on the Series A Convertible Preferred Stock, and (ii) the amount such holder would have received if such holder has converted its shares of Series A Convertible Preferred Stock to common stock, subject to but immediately prior to such liquidation.

U.S. Securities and Exchange Commission

October 8, 2020

Notes to the Condensed Consolidated Financial Statements (Unaudited) Note 2. Summary of Significant Accounting Policies

Liquidity, page F-7

25.	Please provide us your analysis that supported the conclusion that management’s plans alleviated the substantial doubt about Reliance Global Group Inc.’s ability to continue as a going concern considering the large working capital deficit and continuing negative operating cash flows.

The following is an extract from the company’s going concern analysis

RELIANCE GLOBAL GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED CASH FLOW FORECAST

(Unaudited)

	Actual	Projected
	8 months ended August 31,	4 months ended December 31,	Year Ended December 31,	Year Ended December 31,
	2020	2020	2021	2022
REVENUE
Commission income	$4,765,435	$2,680,213	$8,190,213	$9,009,234
Misc. Income	$-	$433	$500	$500
Total revenue	4,765,435	2,680,646	8,190,713	9,009,734

OPERATING EXPENSES
Commission/Payroll expense	3,387,304	1,053,356	4,529,473	4,620,063
General and administrative expenses	2,559,672	2,000,000	4,359,672	4,141,688
Marketing and advertising	126,913	50,000	160,000	175,000
Depreciation and amortization	898,815	449,407	1,348,222	1,348,222
Total operating expenses	6,972,704	3,552,763	10,397,367	10,284,973

Loss from operations	(2,207,269)	(872,117)	(2,206,654)	(1,275,239)

Other expense, net	(372,273)	-	-	-
Debt Service Payments	(769,817)	(384,909)	(1,452,232)	(1,447,954)
	(1,142,090)	(384,909)	(1,452,232)	(1,447,954)

Net loss	$(3,349,359)	$(1,257,026)	$(3,658,886)	$(2,723,193)

Non Cash and Cash Items Add Back
Depreciation and Amortization	898,815	449,407	1,348,222	1,348,222
Stock Options Expense	1,124,763	562,381	1,687,000	1,687,000
Cash Flow from Pending Acquisition	-	-	2,640,000	2,904,000
Funds Available from Reliance Holdings	-	3,000,000	-	-
Estimated Funds From Capital Raise (Re-IPO)	-	50,000,000	-	-
Projected Cash Flow	(1,325,782)	52,754,763	2,016,336	3,216,029

U.S. Securities and Exchange Commission

October 8, 2020

Additionally please refer to page 1 of the Form S-1 where it states As part of our growth and acquisition strategy, we are currently in negotiations with several non-affiliated parties and expect to complete a number of material insurance asset transactions throughout the course of 2020. As of December 31, 2019,  we have acquired six insurance agencies, including both affiliated and unaffiliated companies. In addition to the acquisition of UIS Agency, LLC, an unaffiliated niche transportation insurance agency we are in the process of continuing our investments in NSure Inc. As of October 8, 2020, our total investment in Nsure, Inc., a digital insurance agency, amounted to $1.350 million. Reliance Holdings has committed to fund the Company for at least the next 12 months in the event that the capital raise is not successful. Additionally , we are in the process of closing on an acquisition that will make the Company cash positive. Specifically, the target agency reports over 145 affiliated offices in approximately 40 states nationwide. In addition, they have established relationships with over 120 well-known local and national carriers. The target agency has experienced steady organic growth and is generating over $150 million in recurring annual premiums. In addition, the audited financials for the company reflect over $2.5 million in net income in 2019, and we anticipate the transaction will be immediately accretive to our earnings. Moreover, the combination of this target acquisition with the cash flow of our existing portfolio, should ensure very strong, positive cash flow of the combined entities going forward.

26.	Please ensure that your disclosure includes appropriate specificity and detail to allow an investor to understand how management’s plans alleviated the substantial doubt. To the extent that your conclusion changes in future periods, please revise your disclosure as appropriate. Refer to ASC 205-40-50-12 through 50-14 for guidance.

In addition to the above please see page F-44 of the Form S-1which states:

The Company has incurred losses of $2,118,211 for the six months ended June 30, 2020. At June 30, 2020, the Company had a working capital deficiency of approximately $4,811,725. In 2019, the Company acquired three additional agencies to grow the company and improve profitability. Since these acquisitions are recent, management’s plans to achieve operational efficiencies and reduce expenses will be implemented and enable the Company to continue to meet its obligations for at least the next twelve months. On July 1, 2020, the Company entered into an agreement to provide additional lines of insurance to small business groups. These additional lines of insurance will provide revenue expansion opportunities and allows the Company to access an even larger insurance market. Reliance Holdings has committed to fund the Company for at least the next 12 months. Additionally , management is planning to raise additional financing through an equity offering, although, there can be no assurance that additional equity financing will be available on terms acceptable to the Company or at all.

Revenue Recognition, page F-9

27.	We note your disclosure that you receive override commissions from health insurance carriers for achieving certain objectives. We also note disclosure on page 19 that you receive profit-sharing contingent commissions paid by insurance companies based upon the profitability, volume and/or growth of the business generally during the prior year and that profit-sharing contingent commissions and override commissions materially affect your revenues. Please revise your accounting policy disclosure to explain how you recognize revenue for both override and profit-sharing commissions. Please revise to disclose disaggregated revenues for all periods presented for your commissions, override commissions, profit-sharing contingent commissions, and any other appropriate category pursuant to ASC 606-10-50-5.

The Company added the following disclosure to its annual financial statements:

The Company earns additional revenue including contingent commissions, profit-sharing, override and bonuses based on meeting certain revenue or profit targets established periodically by the carriers (collectively the Contingent Commissions). The Contingent Commissions are earned when the Company achieves the targets established by the insurance carries. The insurance carriers notify the company when it has achieved the target. The Company only recognizes revenue to the extent that it is probable that a significant reversal of the revenue will not occur.

U.S. Securities and Exchange Commission

October 8, 2020

The following table disaggregates the Company’s revenue by line of business

Year ended December 31, 2019	Medical	Life	Property and Casualty	Total
Regular	$3,582,182	$1,810	$866,793	$4,450,785
Contingent commission
Profit-sharing
Override commission
Bonuses
Total year ended December 31, 2019	$3,582,182	$1,810	8866,793	$4,450,785

Period from August 1, 2018 through December 31, 2018
Regular	$382,391		$8,379	$390,770
Contingent commission
Profit Sharing
Override commission
Bonuses
Total period from August 1, 2018 through December 31, 2018	$382,391		$8,379	$390,770

Note 4. Investment in NSURE, Inc., page F-1

28.	Please tell us how you determined that the cost method was appropriate for your investment in NSURE, Inc. common stock. Specifically, tell us why you do not measure your investment in the equity securities of NSURE, Inc. at fair value with unrealized holding gains and losses included in earnings based on the guidance in ASC 321-10-35-1. Please revise your disclosure to more clearly explain the basis for your accounting policies.

NSure, Inc, is a privately held corporation whose equity securities do not have a readily determinable fair value as its quotations for its equity securities are not currently available on a securities exchange registered with the U.S. Securities and Exchange Commission or in the over-the counter-market. There are no observable price changes since we started our investment in Nsure, Inc. in February 2020.

ASC 321-10-35-1: states “Except as provided in paragraph 321-10-35-2”, which a states, in part “An entity may elect to measure an equity security without a readily determinable fair value that does not qualify for the practical expedient in accordance with paragraph 820-10-35-59 at its cost minus impairment, if any, plus or minus any changes resulting from observable price changes in orderly transaction for the identical or similar investment of the same issuer” As defined in the ASC glossary “The fair value of an equity security is readily determinable if sales prices or bid and asked quotations are currently available on a securities exchange registered with the U.S. Securities and Exchange Commission or in the over-the -counter market provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automate Quotation systems or by OTC Markets Group, Inc”. The practical expedient in 820-10-35-59 relates to investment in an Investment Company that is required to measure its assets at Fair Value.

U.S. Securities and Exchange Commission

October 8, 2020

The Company added the following paragraph to its disclosure of the NSure acquisitions in the Form S-1 on page F-48:

NSure’s equity securities do not have a readily determinable fair value because NSure is a private company whose equity securities are not traded on an exchange registered with the U.S. Securities and Exchange Commission or in the Over-the-Counter Markets Accordingly, the Company accounts for its investment in NSure at cost less impairment, if any, plus or minus any changes resulting from observable changes in orderly transactions until such time that a readily determinable fair value becomes available. Once the Company determines that it can exercise significant influence over NSURE, it will begin to account for its investment under the equity method.

Notes to the Consolidated Financial Statements and Predecessor Combined Financial Statements

Note 1. Organization and Description of Business, page F-32

29.	We note the following disclosure on page F-32:

●	On August 1, 2018, a related party to Reliance Holdings, US Benefits Alliance, LLC (“USBA”) acquired certain properties and assets of the insurance businesses of Family Health Advisors, Inc. and Tri Star Benefits, LLC.
●	Also, on August 1, 2018, Employee Benefits, Solutions, LLC, (“EBS”), a related party, acquired certain properties and assets of the insurance business of Employee Benefit Solutions, Inc.
●	Based on disclosure in Note 3 beginning on page F-39, it appears that these transactions were accounted for using purchase accounting.
●	These transactions are referred to as the “Common Control Transactions.”
●	You disclose that the Common Control Transactions resulted in a new basis of accounting beginning on August 1, 2018.

Please tell us why you refer to these transactions on August 1, 2018 as the common control transactions when you appear to use purchase accounting. On 8/1/2018 the purchase was by a subsidiary/affiliate of Reliance. At that point purchase accounting was performed. The common control transaction was when it was subsequently transferred into the PUBCO. Also, please explain why the transactions should result in a new basis of accounting beginning on August 1,2018 which results in the predecessor period (January 1, 2018 - July 31, 2018) representing the financial results of the three acquired entities prior to acquisition. Please provide us with the accounting guidance you considered in making your determination.

Refer to the response to comment 5

USBA and EBS were formed by Holdings as vehicle to make the acquisitions noted below. The acquisitions were accounted for using the acquisition method guidance contained in ASC 805. The business combinations resulted in a new basis of accounting at fair value of the assets acquired and liabilities assumed for the acquired businesses. ASC paragraph 805-50-25-2 establishes that the assets and liabilities transferred between entity under common control are to be initially recognized by the receiving entity at the transfer date. ASC paragraphs 805-50-45-2 through 45-5 provide guidance on financial presentation in the period of transfer. ASC 805-50-45-2 states “Results of operations shall include those of the previously separate entities combined from the beginning of the period to the date the transfer is completed.” The guidance in ASC 805-50-45-2 indicates that intra-entity transaction shall be eliminated in determining results of operations. The Company and the acquired entities did not have any intra entity transactions that should have been eliminated. The purchase of Ethos was accounted for as a recapitalization because as the accounting acquiree Ethos was not considered a business as defined in ASC 805. Since Ethos was not considered a business a new basis of accounting was not established on September 11, 2018 the date of the acquisition by Holdings. Since the transfer of the business acquired by holdings were accounted for as business combinations under ASC 805 a new basis of accounting was established for each of the entities acquired.

U.S. Securities and Exchange Commission

October 8, 2020

We have revised Note 3 Strategic Investments and Business Combination of the 2019 Audited Financial Statements starting on page F-19.

Item 14. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page 43

30.	We note that a new auditor (Mazars USA LLP) performed the audit of your financial statements for the period ended December 31, 2019. Please revise to provide all of the information required by Item 304 of Regulation S-K.

Please refer to the Experts section of the Form S-1 that states the following:

The consolidated balance sheets of Reliance Global Group, Inc. as of December 31, 2019, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended have been audited by Mazars USA LLP, an independent registered public accounting firm, as stated in their reports, which is incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheets of Southwestern Montana Financial Center, Inc., Fortman Insurance Agency, LLC and Altruis Benefits Consulting as of December 31, 2018 and 2017, and the related statements of operations and income, stockholders’ equity (deficit) and members’ equity, and cash flows for the years then ended have been audited by Mazars USA LLP, an independent registered public accounting firm, as stated in their reports, which is incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated balance sheets of Reliance Global Group, Inc. as of December 31, 2018, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended have been audited by Friedman LLP, an independent registered public accounting firm, as stated in their reports, which is incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Effective March 9, 2020, the Company’s board of directors effected a change to its independent registered public accounting firm from Friedman LLP (the Former Auditor) to Mazars USA LLP (the “New Auditor”).

The reports of the Former Auditor on the Company’s consolidated financial statements for the year ended 2018 did not contain an adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principle except for the explanatory paragraph regarding the basis of presentation regarding a different cost basis for successor period and the predecessor period.

U.S. Securities and Exchange Commission

October 8, 2020

During the fiscal years ended December 31, 2018 and the subsequent interim period through March 9, 2020, there were (i) no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused the Former Auditor to make reference to the subject matter of the disagreement in its reports on the Company’s financial statements and (ii) no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions).

During the fiscal years ended December 31, 2018 and the subsequent interim period through March 9, 2020 neither the Company, nor anyone on its behalf, consulted the New Auditor regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report or oral advice was provided to the Company by the New Auditor that the New Auditor concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Company appreciates the Commission’s efforts in providing comments to increase the transparency and quality of disclosures made to the public. Please Contact Jolie Kahn, Esq., our counsel, at 516-217-6379 to discuss the foregoing.

Very truly yours,

/s/ Ezra Beyman

Ezra Beyman

Chief Executive Officer